NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

February 22, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Todd Schiffman James Lopez

Re:	MCAP Acquisition Corporation Amendment No. 1 to Form S-1 filed February 12, 2021 File No. 333-252607

Dear Mr. Schiffman and Mr. Lopez:

On behalf of MCAP Acquisition Corporation (the “Company”), we are hereby responding to the letter dated February 18, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 12, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Expression of Interest, page 14

1.	Please revise to disclose the percentage of public shares needed to approve an acquisition if the “certain members” of your sponsor purchase the maximum amount of units in the offering and the committed amount in the private placement and vote them in favor of a transaction. Additionally, please disclose the percentage needed assuming only the minimum number of stockholders required to be present at the stockholders’ meeting held to approve the initial business combination are present at the meeting. Please also file the form of agreement between the investors and sponsor for the public shares wherein the investors have agreed to vote their public shares in favor of any initial business combination and not to transfer such public shares until after the initial business combination.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

February 22, 2021

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 14, 20, 27, 28, 83, and 112 of the Amended Registration Statement and attached the form of agreement as Exhibit 10.8 to the Amended Registration Statement.

Exhibit 4.4, page II-5

2.	We note the exclusive forum provision in Section 9.3. Please discuss this provision in the prospectus.

Response:

In response to the Staff’s comment, the Company has added a risk factor on page 52 of the Amended Registration Statement and disclosure on page 120 of the Amended Registration Statement regarding the exclusive forum provision in the Warrant Agreement.

Exhibit 5.1, page II-5

3.	We note the first sentence on page 3 of the opinion which states, “This opinion letter has been prepared for your use solely in connection with the Registration Statement.” Please revise to clarify that investors in this offering are entitled to rely upon the opinion.

Response:

In response to the Staff’s comment, the Company has filed a revised opinion of counsel and related consent in Exhibit 5.1 to the Amended Registration Statement, reflecting the removal of language that may create the implication that investors are not entitled to rely on the opinion.

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February 22, 2021

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	MCAP Acquisition Corporation Theodore Koenig